EXHIBIT 99.1

Addex Shareholders Approve All Resolutions at Annual General Meeting

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, June 30, 2026 - Addex Therapeutics (SIX and Nasdaq: ADXN), a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders, today announced today that its shareholders approved, with a large majority, all proposals of the Board of Directors in its 2026 Annual General Meeting (AGM). The votes represented 29.35% of the company's outstanding capital.

Addex shareholders approved the annual report, the consolidated financial statements and the annual financial statements for the year 2025, the appropriation of the results as well as the compensation report (the latter in a consultative vote). All motions regarding the compensation of the board of directors and the executive management were also approved. In addition, discharge was granted to the members of the board of directors and the executive management for their activities during the business year 2025.

Dr. Vincent Lawton was re-elected as member and chairman of the board of directors and member of the compensation committee; Dr. Raymond Hill was re-elected as member of the board of directors and member of the compensation committee; and Dr. Roger Mills, Mr. Tim Dyer, Mr. Jake Nunn and Dr. Isaac Manke were re-elected as members of the board of directors.
BDO SA were re-elected as the auditors for the 2026 business year and Robert P. Briner, attorney-at-law, was re-elected as the independent voting rights representative until the 2027 Annual General Meeting.
Addex shareholders also approved the amendments of the Articles of Association related to the increase of the capital band and the conditional share capital.
The detailed agenda can be found in the General Meetings section of the Company’s website here.

About Addex Therapeutics:
Addex Therapeutics is a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders. Addex’s lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in brain injury recovery, including post-stroke and traumatic brain injury recovery. Addex’s partner, Indivior, has selected a GABAB PAM drug candidate for development in substance use disorders and has successfully completed IND enabling studies. Addex is advancing an independent GABAB PAM program for chronic cough. Addex holds a 20% equity interest in a private spin out company, Neurosterix US Holdings LLC, which is advancing a portfolio of allosteric modulator programs, including M4 PAM for schizophrenia, psychosis and mood-related disorders and mGlu7 NAM for mood disorders. In addition, Addex has invested in Stalicla, a private Swiss company pioneering a precision medicine approach for neurodevelopmental and neuropsychiatric disorders.

Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol “ADXN” on each exchange. For more information, visit www.addextherapeutics.com.

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)7968 022075 msinclair@halsin.com

Addex Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F, prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.